Stradley Ronon Stevens & Young, LLP 191 North Wacker Drive, Suite 1601 Chicago, Illinois 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

BY E-MAIL

October 22, 2021

Lisa N. Larkin

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C . 20549

Re:	Nuveen Variable Rate Preferred & Income Fund

File Numbers: 333-256744; 811-23704

Dear Ms. Larkin:

This letter responds to the supplemental comments you conveyed verbally to me on October 21, 2021, regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to the initial public offering of the Nuveen Variable Rate Preferred & Income Fund (the “Registrant” or the “Fund”). For convenience, each of these comments is included below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

PROSPECTUS

Prospectus Summary – Portfolio Contents – Other Equity Securities

1.

Comment: In the “Other Equity Securities” section of the “Portfolio Contents” section of the Prospectus Summary, please delete the reference to “and other types of securities with equity characteristics” or revise it to refer to the specific types of securities in which the Fund may invest.

Response: The Registrant confirms that it will delete the reference to “and other types of securities with equity characteristics.”

Ms. Lisa N. Larkin

October 22, 2021

Prospectus Summary – Special Risk Considerations – Contingent Capital Securities or Contingent Convertible Securities Risk

2.

Comment: In the “Contingent Capital Securities or Contingent Convertible Securities Risk” disclosure in the Prospectus Summary, consider whether the references to “industry” concentration should be revised to refer to “sector” concentration, to align with other changes made to the Prospectus disclosure.

Response: The Registrant will revise the “industry” references to “sector.”

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

3.

Comment: The fourth investment restriction states that the Fund may not “[i]nvest more than 25% of its total assets in securities of issuers in any one industry or group of related industries, except the Fund will invest at least 25% of its Managed Assets in the securities of companies principally engaged in the financial services sector.” Consider deleting the exception to the policy, as the Fund is not required to adopt a sector concentration policy, but rather only an industry concentration policy.

Response: The Registrant believes the disclosure is appropriate as currently drafted, being that the Registrant intends to concentrate its assets in the financial services sector.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 215.564.8528.

Sincerely yours,

/s/ Joel D. Corriero
Joel D. Corriero

Enclosures

Copies to:

M. Winget

D. Glatz

E. Fess

K. Hardy